SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT nº 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY-HELD CORPORATION

SUMMARY MINUTES OF BOARD OF DIRECTORS MEETING OF UNIBANCO HOLDINGS S.A. HELD ON JUNE 12TH, 2006.

VENUE AND TIME:	Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo, at 9.30 am.

CHAIRMAN:	Pedro Sampaio Malan

QUORUM:	Members of the Board of Directors representing more than half of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

1. Approved the call notice for the Extraordinary Shareholders Meeting, to be held on next June 29th, 2006, at 04:00 p.m., in order to decide upon the following proposals, approved by this Board on the present date:

1.1 In view of the approval by the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) on a meeting held today of the proposal of issuance of shares as a result of the capitalization of the amounts registered on Unibanco`s statutory reserve, in the total amount of R$ 3,000,000,000.00 (three billion Reais), this Board propose, based on Articles 18 and 19 of the Normative Instruction N. 247 (“IN CVM 247”), of the Stock Exchange Commission of Brazil, that, in case such capitalization is approved, the portion related to Reserves for Unrealized Profits of the company would be registered in the retained profits account.

1.2. It was also approved, for the same reason and justification, the proposal for the reversion to the account of retained profits of portion of the reserves for unrealized profits in the amount of R$947,845,722.32 (nine hundred and forty seven million, eight hundred and forty five thousand, seven hundred and twenty two Reais and thirty two cents), which corresponds to profits reverted in the past due to adjusts or capitalization by its controlled company Unibanco, among others reasons.

1.3. In sequence of the meeting, it is proposed an increase of R$2,691,925,722.32 (two billion, six hundred and ninety one million, nine hundred and twenty five thousand, seven hundred and twenty two Reais and thirty two cents) on the corporate capital, thereby increasing Unibanco Holdings’ overall corporate capital from R$1,863,449,958.72 (one billion, eight hundred sixty there million, four hundred and forty nine thousand, nine hundred fifty eighth Reais and seventy two cents) to R$4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one Reais and four cents), through the capitalization of the same amount of the retained profit account. Such increase of corporate capital would be effective by means of the issuance of shares in the proportion of one hundred per cent (100%) (“Bonificação de Ações”), which means that each share held entitles its holder to receive one (1) free extra share of the same type. According to the provisions of 1st paragraph of Article 25 of the Normative Instruction N. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unitary cost that will be ascribed to the shares issued would be disclosed on the date of the Shareholders Meeting.

1.4. In view of the fact that a similar proposal is to be analyzed by the Extraordinary Shareholders Meeting of Unibanco to be held on June 29th, 2006, it is proposed that, in case this proposal is approved the shareholders who hold Units (share deposit certificate, each one representing one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings) shall receive, for each Unit held, one (1) additional Unit, in account of “Bonificação de Ações”.

1.5. Besides, it is approved the proposal that the Global Depositary Shares (“GDSs”), traded in the North American stock market, each of which currently represents five (5) Units, shall represent ten (10) Units, which means that it will not occur the issuance of extra GDSs, just the alteration of the ratio of Units that each GDS represents.

1.6. Given that any decision to approve the stock dividend (“Bonificação de Ações”) by Unibanco must be approved by the Central Bank of Brazil and by the Brazilian Security Exchange Commission, the record date for the purpose of determining the right to receive the new shares will be released after both of these approvals have been obtained. Therefore, until the record date, the existing shares of Unibanco and of Unibanco Holdings will be traded with the right to receive the new shares issued; only after such date the shares shall be negotiated ex-rights to receive the shares issued.

1.7. Considering the above proposals, which will increase the currently number of shares, it is proposed also the increase of the number of shares of the authorized capital in the same number of the shares to be issued by means of this issuance of shares, as will be established by the Extraordinary Shareholders Meeting considering the current number of shares on that date.

1.8. In case such proposals are approved, it is proposed that the caput and the first paragraph of Article Fifth of the By-laws would be worded as follows; provided, however, that the number of shares that shall be mentioned in this wording will depend on the amount of shares in the market on the date of the Shareholders’ Meeting:

“Article 5: - The capital stock is R$4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one Reais and four cents) divided into [--] ([--]) registered shares, with no par value, of which [--] ([--]) are common shares, and [--] ([--]) are preferred shares.

First Paragraph: - HOLDINGS may issue, without amendments to these By-laws, up to [--] ([--]) additional shares, considering that up to [--] ([--]) shall be common shares, and up to [--] ([--]) shall be preferred shares. The issuance of new shares may be conducted without maintaining the existing proportion between the types and classes of shares.”

1.9. The modification of the wording of Chapter VI of the By-laws as follows:

(i) to adequate the destination of results to the current systematic of Law 6.404/76 (“LSA”);

(ii) to make clear, in the wording of the By-laws, that the mandatory divided is one hundred per cent (100%) of the portion of the remaining net profit after the deduction of the legal reserve and the contingency reserve, that was effected in cash, being such amount a portion of the net profit that corresponds to mandatory dividend that were distributed and paid by Unibanco to the Company;

(iii) to create a statutory reserve to be named Equalization of Equity Reserve “Reserva de Equalização de Participações”, that shall be composed by the remaining balance after distribution of the mandatory dividend, and that shall have the purpose to assure the equalization of Holding’ profits with the incomes coming from the investments on its controlled company Unibanco and which resources shall be designated for (i) distribution of complementary dividends whenever Unibanco pays dividends on the account of its reserves and retained profits accounts or (ii) increase of Company’s corporate capital whenever Unibanco capitalizes profits or reserves. The amount of such reserve shall be up to the limit of the corporate capital;

(iv) to establish the proceedings that shall be observed in the event of capitalization of reserves by Unibanco, specially regarding the reversion of the amounts of the Equalization of Equity Reserve; and

(v) to include a transitory provisions providing the treatment that shall be give to the amounts that were registered to the unrealized profit reserve on December 31st, 2005.

1.10. In case such proposals are approved, it is proposed that the Chapter VI of the Bylaws would be worded as follows:

CHAPTER VI

The Fiscal Year, Financial Statements and Use of Profit

Article 33: The fiscal year shall end on December 31st of each year and the respective Financial Statements shall be submitted to the Annual Shareholders' Meeting.

Article 34: On the last day of each calendar half-year the period's Financial Statements shall be prepared, due consideration being given to legal provisions.

First Paragraph: From the results of the fiscal year, five percent (5%) shall mandatory be allocated to a legal reserve, which shall not exceed twenty percent (20%) of the registered capital, due consideration being given to the provisions of First Paragraph of Article 193 of Law 6,404, of Dec. 15, 1976.

Second Paragraph: Besides, in the terms of Article 195 of Law 6,404, of Dec. 15, 1976, portion of the profits may be allocated to the constitution of the Contingency Reserve, provided such allocation is rationale.

Article 35: The remaining profit after the constitution of the reserves established on Article 34 will be assigned as follows:

a) dividend distribution, in each fiscal year, of one hundred per cent (100%) of the portion of the remaining net profit that has been effected in cash, being such amount portion of the net profit that corresponds to mandatory dividend that were distributed and paid by Unibanco to the Company; and

b) the remaining balance of the net profit, after distribution of the mandatory dividends mentioned on item “a”, shall be transferred to a statutory reserve named Equalization of Equity Reserve “Reserva de Equalização de Participações”, up to the limit of the corporate capital, which will have the purpose to assure the equalization of HOLDINGS’ profits with the incomes coming from the investments on its controlled company UNIBANCO and which funds shall be designated for (i) distribution of complementary dividends whenever UNIBANCO pays dividends to its reserves and retained profits accounts or (ii) increase of Company’s corporate capital as regulated by paragraph first below, whenever Unibanco capitalizes profits or reserves.

First Paragraph: In the event of profits or reserves capitalization by UNIBANCO, HOLDINGS shall revert equal portion of the Equalization of Equity Reserve and shall immediately capitalize this amount. In any event of profit or reserves capitalization by UNIBANCO, by means of issuance of shares, HOLDINGS shall also issue to its shareholders new shares due to the capitalization of the reverted portion of such reserve.

Second Paragraph: In compliance with paragraph first above, whenever there is any call notice for Extraordinary Shareholders Meeting of UNIBANCO to decide upon the capitalization of profits and reserves, the Board of Director of HOLDINGS shall call notice Extraordinary Shareholders Meeting, to be held (if possible) on the same day, in order to decide upon capitalization of reverted portion of the Equalization of Equity Reserve, by means or not of issuance of new shares, depending on there have being or not issuance of shares by UNIBANCO.

Article 36: In order to calculate the amount of dividends distributed, in the terms of items “a” and “b” of Article 35, any interest distributed to the shareholders, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP) shall be taken into account, as provided for in Seventh Paragraph of Article 9 of law 9,249 of Dec. 26, 1995.

Transitory Provision

Article 36-A: Regarding the amounts registered on Reserves for Unrealized Profits on December 31st, 2005, HOLDINGS shall revert to retained profits account portion corresponding to profits or reserves already capitalized by UNIBANCO and at the first opportunity shall proceed the capitalization of the reverted amounts, by means of issuance of shares or not, as occurred or not issuance of shares by UNIBANCO.

Sole Paragraph – HOLDINGS shall proceed in the form established on Article 35 (if applicable), whenever Unibanco (i) distributes dividends on the account of its reserves and retained profits accounts or (ii) capitalizes profits or reserves that are reflected on the amounts registered on Reserves for Unrealized Profits on December 31st, 2005.

Article 37: HOLDINGS may, through a decision of the Board of Directors, draw up quarterly or monthly balance sheets and, during the fiscal year and before the next Annual Shareholders’ Meeting, having heard the Audit Board, if installed, declare interim dividends, among other reasons as a partial or total advance on the mandatory dividend, to be taken from:

a) profit ascertained in a semi-annual balance sheet, and

b) retained profits or from Profit Reserves that were to be found in the last annual or semi-annual balance sheet.

Sole Paragraph: - Moreover, HOLDINGS may, through a decision of the Board of Directors, draw up extraordinary balance sheets and distribute interim dividends in shorter periods, on account of the annual dividend, provided that the total amount of dividends paid in each semester of the fiscal year do not exceed the capital reserves amount.”

1.11. It is proposed the consolidation of the By-laws, which, in case it is approved, would have the wording of the Exhibit I to this minute.

2. In the event such proposals are approved by the Extraordinary Shareholders Meeting to be called, this Board approves at this moment the maintenance of the amounts per share paid on a quarterly basis, in account of interest on capital stock, in the terms established on the Board of Directors Meeting held on April, 18th, 2006.

With no additional proposals to deliberate, the President decided to finish the meeting and to draw up the present document, which was signed by all present members.

São Paulo, June 12th, 2006. (aa) Gabriel Jorge Ferreira, Pedro Moreira Salles, Israel Vainboim, Guilherme Affonso Ferreira and Tomas Tomislav Antonin Zinner. This is a revised copy of the original minutes registered in the book.

São Paulo, June 12th, 2006.

______________________________    ______________________________

UNIBANCO HOLDINGS S.A.

CORPORATE BY-LAWS

CHAPTER I

Name, Head Office, Purpose and Term

Article 1:    UNIBANCO HOLDINGS S.A., hereinafter referred to as HOLDINGS, shall be governed by these corporate by-laws and by the applicable legal provisions.

Article 2:    HOLDINGS is incorporated for the purpose of holding share participation in other companies.

Article 3:    HOLDINGS has its head offices and legal venue in the City of São Paulo, State of São Paulo.

Article 4:    HOLDINGS shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 5: - The capital stock is R$4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one Reais and four cents) divided into [--] ([--]) registered shares, with no par value, of which [--] ([--]) are common shares, and [--] ([--]) are preferred shares.

First Paragraph: - HOLDINGS may issue, without amendments to these By-laws, up to [--] ([--]) additional shares, considering that up to [--] ([--]) shall be common shares, and up to [--] ([--]) shall be preferred shares. The issuance of new shares may be conducted without maintaining the existing proportion between the types and classes of shares.

Second Paragraph: It shall be incumbent upon the Board of Directors, within the limits of the authorized capital, to decide on the issuance of new shares and to set forth the conditions said shares shall be subject to.

Third Paragraph: HOLDINGS may issue subscription warrants (“bônus de subscrição”) within the limits of the authorized capital and upon decision of the Board of Directors, but it shall not issue founder shares (“partes beneficiárias”).

Fourth Paragraph: The issuance of shares or the issuance of subscription warrants for stock exchange trading, for public subscription or for exchange for shares in a public offer for control acquisition, may be carried out with a reduction of the deadline for exercising preemptive rights, or with the exclusion of such rights, at the discretion of the Board of

Directors, which may, furthermore, grant the shareholders priority in the subscription of shares of one or more kinds or classes.

Fifth Paragraph: Within the limits of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, HOLDINGS may grant the option to purchase shares to its own officers or employees or to individuals rendering services to the company, as well as to people who perform these activities at UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.;

Sixth Paragraph: - Preferred shares are not entitled to voting rights and shall be entitled to participate of the dividend to be distributed, which shall be equivalent to 100% (one hundred per cent) of the net profits of the fiscal year, accrued in cash, calculated pursuant to Article 202 of Law 6.404, of 15.12.1976, with the wording given by Law 10.303, of 31.10.2001, and the Article 35 of these By-laws, in accordance with the following criteria:

a. (i) priority in the distribution of the semi-annual minimum dividend of R$0.15 (fifteen cents) for each lot of ten (10) shares; or (ii) semi-annual priority dividends of 1.5% of the equity value of the share, resulting in a annual priority dividend of three percent (3%) of the equity value of the share, whichever is greater;

b. in case of splitting or combination of preferred shares, the dividend set forth in item “a” (i) above, shall be settled in accordance with the new number of shares of this class;

c. - priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such share class in the capital stock;

d. - participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits, as well as in the distribution of dividends, provided that distribution of dividends as set forth in item “a” be guaranteed to common shares.

Seventh Paragraph: Preferred shares with no voting rights or subject to restrictions regarding such rights shall observe the limit of 2/3 (two thirds) of the total number of shares issued.

Eighth Paragraph: HOLDINGS shall be allowed to maintain all its shares, or one or more classes of shares, in deposit accounts, on behalf of their holders, in an authorized Financial Institution it may appoint, upon the submission and cancellation of outstanding certificates, due consideration having been given to the rules in force at the time. In this case, HOLDINGS is allowed to charge shareholders for the cost of services, subject to the limits established by the Securities and Exchange Commission.

Ninth Paragraph: HOLDINGS may, upon notice to the Stock Exchanges where its shares are traded and publication of notices, suspend the transfer of shares for periods of no longer than fifteen (15) days each; furthermore, the sum of said periods shall not exceed ninety (90) days per year.

Article 6: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., a publicly-held company, with head offices and legal venue in the City of São Paulo, State of São Paulo, enrolled with the Brazilian Registry of Legal Entities (CNPJ) under No. 33.700.394/0001 -40, hereby referred to as “UNIBANCO” may, pursuant to these by-laws and in accordance with the applicable regulations, issue Share Deposit Certificates, hereinafter referred to as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) HOLDINGS; and

b) UNIBANCO.

First Paragraph: - For the purposes of this Article, each deposited preferred share issued by UNIBANCO, shall correspond to a concomitant deposit of one preferred share issued by HOLDINGS, in such a way that each UNIT shall always be backed by an equal number of preferred shares of both issuers.

Second Paragraph: Only shares which as are free of any burdens, liens or any type of encumbrance that may preclude the free delivery thereof to the holders of the UNITS may be deposited for the conversion into UNITS.

Article 7: The shareholders of UNIBANCO may, pursuant to Articles 8, 9, 10 and 11 of these by-laws, convert their shares into UNITS, according to the terms and conditions established by its Board of Directors, set forth in a notice to the shareholders which shall inform the shareholders about the conversion procedures.

Article 8: From the issue date of the UNITS, the shares represented by such UNITS:

a) shall be registered in a deposit account linked to the UNITS, and their ownership may only be transferred upon the transfer of the corresponding UNITS by written authorization from the holder thereof;

b) shall have the related income, as well as any amount received in the case of redemption or amortization delivered to the holder of the UNITS;

c) shall not have their income and their respective redemption or amortization values pledged, encumbered or given as collateral under any other guise by holders of UNITS, nor shall be object of a pledge, attachment, confiscation, search or seizure or any other encumbrance that may preclude their delivery to the holders of the UNITS.

Article 9: UNITS shall be in book-entry form and shall be kept by UNIBANCO in an account maintained in the name of their holder, and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO´s registry, to the debit of the transferor’s UNITS account and to the credit of the transferee’s UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

b) the pledging, usufruct, trust, chattel mortgage and any other provisions, burdens, liens or charges that may encumber UNITS shall be recorded in UNIBANCO’s books and shall be stated in the UNITS’ account statements;

c) whenever so requested, UNIBANCO shall supply holders of UNITS with a statement of their UNITS account at the end of each month in which such account has any activity and, even if no activity occurs, a statement shall be provided at least once a year;

d) the statement shall include the place and the date of issuance, UNIBANCO’s name, an indication that it is a statement of UNITS (Registered Share Deposit Certificate) account, the specification of the shares deposited, a statement declaring that the shares deposited, their income and the amount received in the case of redemption or amortization shall only be delivered to the holder of the UNITS account or upon an order in writing from said holder, the name and identification of the holder of the UNITS account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

e) upon a written order by the holder of the UNIT´s account to the Stock Exchange broker by which the UNITS are negotiated, UNIBANCO shall block the UNITS specified in the order, being thus authorized to transfer them to the purchaser as soon as the Stock Exchange informs it that the UNITS have been sold;

f) notwithstanding the provisions of items “g” and “h” below, the holder of UNITS shall be entitled, at any time, to request their cancellation to UNIBANCO and the delivery of the registered shares that they represent, by means of transfer of said shares to the shares deposit accounts maintained by UNIBANCO in the holders name;

g) the Board of Directors of UNIBANCO may, at any time, suspend the cancellation of UNITS for a specified period of time, subject to the following circumstances:

I        An announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO´s shareholders the option of converting their shares into UNITS, in which case the suspension period shall not exceed ninety (90) days;

II – the beginning of a public offering for the primary or secondary distribution of UNITS, either in the natioal market, or in the international market, provided that in these case the suspension period shall not exceed thirty (30) days.

h) UNITS subject to burdens, liens, or encumbrances as per item “b” of this Article, may not be the object of a cancellation request;

i) once UNITS have been cancelled, the holder of the shares they represent may freely dispose of said shares, and the restrictions mentioned in item “c” of Article 8 shall cease to apply.

Article 10: In the exercise of the rights conferred by the shares represented by UNITS, the following rules shall be complied with:

a) the dividends and the redemption value or amortization proceeds from shares issued by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS;

b) the dividends and the redemption value or amortization proceeds from shares issued by HOLDINGS delivered to UNIBANCO as depositary of the shares, shall be paid by UNIBANCO to the holder of the UNITS;

c) only the holder of the UNITS shall exercise the right to participate in Shareholders’ Meetings of UNIBANCO and HOLDINGS and therein exercise all rights attributed to the shareholders of such companies by the shares represented by the UNITS;

d) if the shares of UNIBANCO or HOLDINGS are split, cancelled or combined, or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I        In the event that there is a change in the number of shares represented by the UNITS, as a result of share splits or through the capitalization of profits or reserves, carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall register the new UNITS in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holders of the split shares, the deposit of as many shares as can form UNITS, with due regard to the ratio mentioned in First Paragraph of Article 6, and shall deliver the remaining shares issued to the holders of the UNITS represented by the split shares.

II        In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of one (1) UNIBANCO preferred share to one (1) HOLDINGS preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.

III        In capital increases resulting from share subscription, in which preemptive rights have been granted, the following procedures shall apply:

1) if HOLDINGS and UNIBANCO simultaneously carry out a capital increase by issuing shares that may be converted into new UNITS, holders of UNITS may exercise the preemptive rights to which the shares represented by the UNITS are entitled, in which case:

I –        if the shareholder subscribes the shares of both companies, then new UNITS shall be issued to him, corresponding to the shares subscribed, in accordance with the proportion mentioned in First Paragraph of Article 6, unless such shareholder provides instruction to the contrary, as provided for in item II below;

II –      if the shareholder chooses to subscribe shares of both companies without the creation of UNITS, or only shares from one of the companies, he may do so by informing such intention to the issuers in the share subscription form;

2) if only one of the companies increase its capital, UNIT holders may exercise the preemptive right conferred by one of the shares represented by the UNITS directly, and in such case no new UNITS will be issued.

Article 11: - Requests for conversion, insofar as they apply to HOLDINGS, shall be fulfilled through the subscription of preferred shares, to be paid up upon the delivery of the preferred or common UNIBANCO shares, with due regard to the provisions of First Paragraph of this Article.

First Paragraph: - In the event of conversion of UNIBANCO common shares, HOLDINGS shall deliver to the interested part, in addition to the preferred shares issued by HOLDINGS, preferred shares issued by UNIBANCO, which are a part of HOLDINGS' assets, in a number sufficient to form UNITS; furthermore, the Board of Directors may establish criteria for a partial fulfillment of the requests made by the shareholders, by creating waiting lists, through pro-rata distributions, or both, the conversion of common shares into UNITS being contingent upon the total number of preferred shares issued by UNIBANCO and received by HOLDINGS as a result of the conversion into UNITS of preferred shares issued by UNIBANCO.

Second Paragraph: The subscription price of the shares issued by HOLDINGS for the purpose of complying with requests for conversion shall be equivalent to the book value of the shares issued by UNIBANCO.

CHAPTER III

General Shareholders Meeting

Article 12: The General Shareholders Meeting shall be held ordinarily within the four (4) months immediately following the end of the fiscal year, for the purposes established in law, and extraordinarily, whenever corporate interests so require.

First Paragraph: A shareholder may be represented at a General Shareholder Meeting by an attorney-in-fact which fulfills the conditions prescribed by law. The filing of the respective power of attorney with HOLDINGS may be required.

Second Paragraph: The status of shareholder must be proven, if so requested, by presentation of a proper identity document.

Article 13: The Shareholders Meeting, called at least fifteen (15) days in advance, according to the law, shall be installed and chaired by the Chairman of the Board of Directors, who may appoint in his stead any member of the Board of Directors or of the Board of Officers, which shall choose, among the shareholders present, one or more secretaries.

First Paragraph: Each common share is entitled to one vote in the Shareholders’ Meetings.

Second Paragraph: In order to be binding upon HOLDINGS, shareholders’ agreements regarding the purchase and sale of shares, the preference on the acquisition of shares, and the exercise of voting rights or the control of HOLDINGS must be previously filed at HOLDINGS head office, in accordance with the applicable rules established by the Board of Directors. HOLDINGS may request the shareholders clarifications in order to properly fulfill their obligations.

Third Paragraph: It is incumbent upon the Chairman of the General Shareholders' Meeting, upon a request submitted by interested shareholders, to declare the nullity of a vote given against an express provision of a shareholders' agreement filed at HOLDINGS' head office, whenever said vote establishes this penalty in relation to non-compliance of commitments undertaken or to ensure the specific execution of said commitments.

CHAPTER IV

Management

Article 14: HOLDINGS shall be managed by the following bodies:

a) a Board of Directors;

b) a Board of Officers.

SECTION I

The Board of Directors

Article 15: The Board of Directors shall be composed of a minimum of five (5) and a maximum of eleven (11) Directors, shareholders of HOLDINGS, elected by the General Shareholders Meeting, with a one (1) year term of office.

Sole Paragraph: The Board of Directors shall have a Chairman and a Vice-Chairman, chosen by the Board in the form set forth in the Second Paragraph of Article 18.

Article 16: It is incumbent upon the Board of Directors on an exclusive basis to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for HOLDINGS and its subsidiaries;

b) call Shareholders’ Meetings;

c) submit to the General Shareholders Meetings proposals for:

I   capital increase or reduction;

II   mergers, amalgamations or spin-offs;

III   amendment to the by-laws;

d) decide upon the following matters:

I        partnerships or jointventures involving HOLDINGS, including participation in shareholders' agreements;

II       acquisition, disposal, increase or reduction in controlled or affiliated companies, as well as their merger, amalgamation or spin-off;

III      acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV      to examine semiannual balance sheets and decide upon the distribution and investment of profits, in compliance with the provisions of Article 35;

V       to decide upon the annual report to the shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders’ Meeting;

e) determine the remuneration of each of the members of the Board of Directors and of the Board of Officers, up to the global amount approved by the Shareholders’ Meeting;

f) appoint substitutes for the members of the Board of Directors and for any of the members of the Board of Officers in the cases provided for herein;

g) authorize, whenever deemed necessary, the representation of HOLDINGS by a sole member of the Board of Officers or by an attorney, provided that the respective power of attorney indicates the acts that shall be practiced;

h) to elect and remove from office the members of the Board of Officers as well as to determine their duties;

i) supervise the actions of the Board of Officers; to examine, at any time, HOLDINGS’ books and documents; to request information on contracts entered into or about to be entered into with HOLDINGS, as well as any other acts;

j) supervise and provide guidance to the Board of Officers;

l) appoint and dismiss independent auditors;

m) decide upon the purchase of shares issued by HOLDINGS;

n) bring under its authority specific matters of interest to HOLDINGS and decide upon the cases not provided for herein;

o) decide upon the creation of committees to deal with specific matters within the authority of the Board of Directors and/or of the Board of Officers.

Article 17: It is incumbent upon the Chairman of the Board of Directors to:

a) chair the meetings of the Board of Directors;

b) appoint, in the cases provided for by these by-laws, a substitute for the Vice-Chairman of the Board of Directors;

c) chair the Shareholders’ Meetings, with authority to appoint any member of the Board of Directors or of the Board of Officers to do so in his stead;

d) provide guidance to the Corporate President regarding the rights of partner as provided for in Fifth Paragraph of Article 26.

Sole Paragraph: It is incumbent on the Vice-Chairman of the Board of Director to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article 18: The Board of Directors shall meet ordinarily once every six months and, extraordinarily, whenever corporate interests so require.

First Paragraph: The Board of Directors’ meetings may be called by the Chairman or by the Vice-Chairman, severally, or by any two members of said Board jointly.

Second Paragraph: The decisions of the Board of Directors shall be taken by majority of votes with the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: The minutes of the meetings shall be recorded in the appropriate Book of Minutes of the Board of Directors’ Meetings.

Article 19: Except in the cases where the law calls for a special procedure, the replacement of the members of the Board of Directors shall be carried out as follows:

a) in the cases of temporary replacement:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other board member appointed by the Chairman of the Board of Directors;

b) in the case of replacement due to a vacancy:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other board member appointed by the Chairman of the Board of Directors;

III – all other Board members shall be replaced by a substitute appointed by the Board of Directors;

c) If a majority or all positions on the Board of Directors become vacant, a Shareholders’ Meeting shall be called to hold a new election;

Sole Paragraph: The person replaced as per item “b”, sub-section III of this Article shall remain in office until the next Shareholders’ Meeting, which shall fill the vacant position for the remainder of the term of office of the replaced Board of Directors member.

SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise a minimum of three (3) and a maximum of five (5) members, residents in Brazil, shareholders or not, elected by the Board of Directors, with a one (1) year term of office, reelection being permitted, composed by:

a) One (1) Corporate President;

b) From two (2) up to four (4) Officers.

Article 21: It is incumbent upon the Board of Officers the management and administration of the company's busines, The Board of Officers they may carry out all transactions and perform all acts related to HOLDINGS’ objectives, and their responsibilities are:

a) to cause semiannual balance sheets to be prepared and to propose their approval by the Board of Directors together with a proposal for the distribution and utilization of profits, subject to the provisions of Article 34;

b) to submit to the approval of the Board of Directors the Annual Report to Shareholders and the Financial Statements of each fiscal year, so that they may then be presented to the Shareholders’ Meeting;

c) to comply with and ensure compliance with the deliberations of the Shareholders Meeting, of the Board of Directors and of these by-laws;

Article 22: It is incumbent upon HOLDINGS’ Corporate President to:

I - call and chair the meetings of the Board of Officers;

II - provide guidance to the management and operation of the company's businesses, supervising the work of the Board of Officers;

III - coordinate the actions of the Officers;

IV - appoint the substitutes of the Officers in those cases provided for in these by-laws.

Article 23: It is incumbent on the Board of Officers to manage and to direct the company's business according to the duties specifically assigned to them by the Board of Directors.

Article 24: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement, the substitute of the HOLDINGS Corporate President shall be appointed by the Board of Directors;

b) in the cases of replacement due to a vacancy in relation to any of the members of the Board of Officers, the substitute shall be elected by the Board of Directors.

Article 25: The Board of Officers shall meet whenever called to do so by the HOLDINGS Corporate President.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Directors shall be taken by a majority of votes with the presence of at least half of its elected members. The Corporate President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: The minutes of the meetings shall be drawn up in the appropriate Book of Minutes of the Board of Officers’ Meetings.

Article 26: The active and passive representation of HOLDINGS shall be exercised by the members of the Board of Officers.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers:

a) acts resulting in encumbrance or disposal of real property or of goods and chattels, the provision of collateral or “fide jussio” guarantees, settlement or waiver of rights, the assumption of obligations, and the execution of agreements, as well as those acts that create responsibilities for HOLDINGS or release third parties from liabilities in relation to it;

b) the appointment of proxies, due consideration being given to the provisions of item “g” of Article 16.

Second Paragraph: HOLDINGS may be represented severally by any of the members of the Board of Officers or by proxies with specific powers in acts related to:

a) receipt of initial summonses or rendering of personal depositions in court;

b) receipt of legal notices and rendering of statements out of court.

Third Paragraph: The acts anticipated in item “a” of First Paragraph of this Article may also be performed by any member of the Board of Officers together with a proxy or jointly by two proxies, provided an appropriate document specifies the limits, the extension of their powers and the duration of the proxy.

Fourth Paragraph: The Board of Officers shall constitute attorneys to solely represent the Company in the following events:

a) powers of attorney with “ad judicia” clause for an undetermined term, including the acts of waiving, renouncing, settlements, receiving and acquittal; and

b) when the Grantee is a Corporation.

Fifth Paragraph: HOLDINGS shall be represented in the General Shareholders' Meetings, Partners Meetings and in the statutory bodies of the corporate entities in which it holds a stake or is a partner by the Corporate President, who may appoint any of the HOLDINGS Officers or a proxy to do so in his stead, to act jointly in pairs or severally, as provided for in the respective proxy letter.

SECTION III

Provisions Applying to Both the Board of Directors and the Board of Officers

Article 27: The Shareholders’ Meeting and the Board of Directors may abstain from electing Directors and members of the Board of Officers, whenever the minimum limits established herein have been fulfilled.

Article 28: Holding an office on the Board of Directors and on the Board of Officers shall not require the pledging of a bond.

Article 29: The members of the Board of Directors and of the Board of Officers shall be vested in their offices upon signing an instrument of investiture drawn up in the Book of Minutes of the Meetings of the Board of Directors and of the Board of Officers.

Article 30: The members of the Board of Directors and of the Board of Officers shall remain in office after the end of their terms until their substitutes take office.

Article 31: The General Shareholders' Meeting shall determine the remuneration of the Board of Directors and of the Board of Officers.

CHAPTER V

The Audit Board

Article 32: HOLDINGS shall have an Audit Board made up of at least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in the law.

First Paragraph: The Audit Board shall only function in those fiscal years in which the shareholders request the installation of said committee, due consideration being given to legal provisions.

Second Paragraph: The Shareholders’ Meeting at which the installation of the Audit Board is requested shall elect its members and determine their remuneration.

Third Paragraph: The term of office of the members of the Audit Board shall end at the Annual Shareholders’ Meeting following their investiture.

CHAPTER VI

The Fiscal Year, Financial Statements and Use of Profit

Article 33: The fiscal year shall end on December 31st of each year and the respective Financial Statements shall be submitted to the Annual Shareholders' Meeting.

Article 34: On the last day of each calendar half-year the period's Financial Statements shall be prepared, due consideration being given to legal provisions.

First Paragraph: From the results of the fiscal year, five percent (5%) shall mandatory be allocated to a legal reserve, which shall not exceed twenty percent (20%) of the registered capital, due consideration being given to the provisions of First Paragraph of Article 193 of Law 6,404, of Dec. 15, 1976.

Second Paragraph: Besides, in the terms of Article 195 of Law 6,404, of Dec. 15, 1976, portion of the profits may be allocated to the constitution of the Contingency Reserve, provided such allocation is rationale.

Article 35: The remaining profit after the constitution of the reserves established on Article 34 will be assigned as follows:

c) dividend distribution, in each fiscal year, of one hundred per cent (100%) of the portion of the remaining net profit that has been effected in cash, being such amount portion of the net profit that corresponds to mandatory dividend that were distributed and paid by Unibanco to the Company; and

d) the remaining balance of the net profit, after distribution of the mandatory dividends mentioned on item “a”, shall be transferred to a statutory reserve named Equalization of Equity Reserve “Reserva de Equalização de Participações”, up to the limit of the corporate capital, which will have the purpose to assure the equalization of HOLDINGS’ profits with the incomes coming from the investments on its controlled company UNIBANCO and which funds shall be designated for (i) distribution of complementary dividends whenever UNIBANCO pays dividends to its reserves and retained profits accounts or (ii) increase of Company’s corporate capital as regulated by paragraph first below, whenever Unibanco capitalizes profits or reserves.

First Paragraph: In the event of profits or reserves capitalization by UNIBANCO, HOLDINGS shall revert equal portion of the Equalization of Equity Reserve and shall immediately capitalize this amount. In any event of profit or reserves capitalization by UNIBANCO, by means of issuance of shares, HOLDINGS shall also issue to its shareholders new shares due to the capitalization of the reverted portion of such reserve.

Second Paragraph: In compliance with paragraph first above, whenever there is any call notice for Extraordinary Shareholders Meeting of UNIBANCO to decide upon the capitalization of profits and reserves, the Board of Director of HOLDINGS shall call notice Extraordinary Shareholders Meeting, to be held (if possible) on the same day, in order to decide upon capitalization of reverted portion of the Equalization of Equity Reserve, by means or not of issuance of new shares, depending on there have being or not issuance of shares by UNIBANCO.

Article 36: In order to calculate the amount of dividends distributed, in the terms of items “a” and “b” of Article 35, any interest distributed to the shareholders, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP) shall be taken into account, as provided for in Seventh Paragraph of Article 9 of law 9,249 of Dec. 26, 1995.

Transitory Provision

Article 36-A: Regarding the amounts registered on Reserves for Unrealized Profits on December 31st, 2005, HOLDINGS shall revert to retained profits account portion corresponding to profits or reserves already capitalized by UNIBANCO and at the first opportunity shall proceed the capitalization of the reverted amounts by means of issuance of shares or not, as occurred or not issuance of shares by UNIBANCO.

Sole Paragraph – HOLDINGS shall proceed in the form established on Article 35 (if applicable), whenever Unibanco (i) distributes dividends on the account of its reserves and retained profits accounts or (ii) capitalizes profits or reserves that are reflected on the amounts registered on Reserves for Unrealized Profits on December 31st, 2005.

Article 37: HOLDINGS may, through a decision of the Board of Directors, draw up quarterly or monthly balance sheets and, during the fiscal year and before the next Annual Shareholders’ Meeting, having heard the Audit Board, if installed, declare interim dividends, among other reasons as a partial or total advance on the mandatory dividend, to be taken from:

a) profit ascertained in a semi-annual balance sheet, and

b) retained profits or from Profit Reserves that were to be found in the last annual or semi-annual balance sheet.

Sole Paragraph: - Moreover, HOLDINGS may, through a decision of the Board of Directors, draw up extraordinary balance sheets and distribute interim dividends in shorter periods, on account of the annual dividend, provided that the total amount of dividends paid in each semester of the fiscal year do not exceed the capital reserves amount.

CHAPTER VII

Liquidation

Article 38: HOLDINGS shall enter into liquidation in the cases determined by law or by decision of the Shareholders’ Meeting, which shall establish the form of liquidation and shall elect the liquidators and the Audit Board, if the installation thereof has been requested, to operate during the liquidation period.

CHAPTER VIII

General Provisions

Article 39: Shareholders failing to pay up installments on shares subscribed, as per the conditions set out in the subscription bulletin or, should said bulletin omit this information, when called upon to do so by the Board of Officers, shall be considered in arrears and shall be subject to the payment of interest at the rate of one percent (1%) per month in addition to monetary correction calculated in accordance with the indices established by the Board of Directors, without prejudice to the utilization by HOLDINGS of all legal remedies available for it to recover its credit.

Article 40: The reimbursement value of shares, in the cases that it is ensured by law, shall be equal to the equity value of shares, calculated on the basis of the balance sheet drawn up in accordance with the form set forth by law.

CHAPTER IX

Transitory Provisions

Article 41: HOLDINGS shall keep in its accounting records, as a Special Reserve for Dividends, the amount of R$36,603,225.60 (thirty-six million, six hundred and three thousand, two hundred and twenty-five reais and sixty cents), which on December 31, 1996 corresponded to 44,169,452.8780 (forty-four million, one hundred and sixty-nine thousand, four hundred and fifty-two and eight hundred and seventy-eight thousandths) UFIRs (Fiscal Reference Units), said quantity being made up of the profits ascertained in HOLDINGS' subsidiaries during the fiscal years from 1989 to 1993 and based upon the fiscal regime set forth in Article 35 of law No. 7,713 of Dec. 22, 1988 and Article 75 of law 8,383, of Dec. 30, 1991 and in the CST Declaratory Act n° 49 of Sep. 23, 1994.

Sole Paragraph: The Special Reserve for Dividends referred to in this Article shall be reduced by the dividends distributed by the company from the account of said Reserve or by virtue of their capitalization.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer